EXHIBIT 99.1

GOLD STANDARD ADDS A SECOND DRILL AT THE RAILROAD-PINION PROJECT, CARLIN TREND NEVADA

7,000 meters of RC drilling planned to expand the Pinion resource

September 24, 2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) reported today that reverse circulation (RC) drilling has begun on the Pinion gold deposit at its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. Two RC rigs are now active on the project; one drill is focused on extending known zones of shallow oxide gold mineralization at Pinion while,  the second drill is continuing to test for extensions to the Bald Mountain oxide gold-copper target.

At the Pinion deposit, APEX Geoscience has estimated an Indicated Mineral Resource of 20.84 million tonnes grading 0.63 grams per tonne (g/t) gold (Au), totaling 423,000 ounces of gold, and an Inferred Resource of 55.93 million tonnes grading 0.57 g/t Au, totaling 1,022,000 ounces of gold using a cut-off grade of 0.14 g/t Au (see news release of September 10, 2014).

Key highlights of the ongoing Phase 2 program include:

Pinion
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At Pinion, the objective of the current 7,000 meter program is to extend areas of known shallow oxide gold mineralization along strike and at depth, test new targets identified by the Phase 1 program and expand the resource (http://goldstandardv.com/images/pinion-drill-targets.jpg)The oxide gold resource is hosted in a multilithic, dissolution collapse breccia which exhibits very predictable lateral and strike continuity and remains open in multiple directions. Systematic relogging, cross section interpretation and 3D modeling have identified target zones along strike of the deposit in areas where previous operators considered the potential to be limited based on insufficient drilling.  The RC drill at Bald Mountain will move to Pinion later in September to assist with this program.

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A 10 square kilometer soil grid is 15 percent complete.  The soil program will provide systematic geochemical coverage over the entire area considered most prospective for near-surface oxide gold targets at Pinion, and follow-up on areas of favorable alteration and structure identified by gravity and recently completed 1:6000 geologic mapping west of the Pinion deposit.  The expectation is that systematic sampling will identify further targets for potential resource expansion.

Bald Mountain
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Three of five vertical RC holes have been completed at the Bald Mountain target to expand the limits of known oxide gold, copper and silver mineralization by stepping out from last year’s intercept of 56.1m of 1.47 g Au/t and 35.1m of 0.31% copper in RRB13-01(see news release of October 2, 2013).  Further work on this high potential target was deferred until land holdings in the area were consolidated.  The first three holes have intersected the targeted multilithic dissolution collapse breccia immediately above the Devils Gate Formation.  All results are pending.

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The 14 square kilometer ground magnetic survey over the Bald Mountain Au-Cu-Ag target, the Sylvania Ag-Cu-Pb target and the Eocene age Bullion Stock is 90 percent complete.  In this geologic setting, marginal to the Bullion Stock and within proximal dike swarms, magnetite and pyrrhotite are spatially associated with zones of precious and base metal mineralization which strongly support the use of this geophysical tool.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “Our systematic geologic work has identified multiple targets and directions to grow the Pinion deposit.  Our main goal is to find additional shallow and thicker, higher-grade oxide gold mineralization along prospective structures.  Given the dip in metal prices and a related slowdown in industry-wide exploration, our program is benefitting from lower costs and more experienced crews to obtain very attractive efficiencies.  We are encouraged by the possibilities we see and are ready to launch this more extensive phase 2 drill program at Pinion.  We look forward to reporting results at both our Pinion and Bald Mountain targets throughout this autumn.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:

All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the drill to the sample preparation facility was continuously monitored. Core was cut at the Company’s facility in Elko, NV and one half was sent to the lab for analysis and the other half retained in the original core box. A blank, quarter core duplicate or certified reference material was inserted approximately every tenth sample. The samples are delivered to ALS Minerals preparation facility in Elko, NV. The samples are crushed and pulverized and sample pulps are shipped to ALS Minerals certified laboratory in Vancouver. Pulps are digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.    All other elements are determined by ICP analysis. Data verification of the analytical results includes a statistical analysis of the duplicates, standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, B.Sc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers Gold Standard a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard is looking to expand the near surface NI 43-101 compliant Pinion oxide-gold resource and moving towards building an NI 43-101 compliant gold resource at the classic Carlin-style, North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a "reserve" unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  Accordingly, information in this press release containing descriptions of the Company's mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com